SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

January 27, 2022

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. (‘Credicorp’) notifies you as a Material Event that, in its session held on January 27, 2022, Credicorp’s Board of Directors unanimously agreed on the following:

1.
To set the date for the Annual General Meeting of Shareholders for Tuesday, March 29, 2022, at 3:00 p. m. (Peru time), in a pure virtual meeting through a web portal. In accordance with Credicorp’s Bye-Laws, if the required quorum is not met in the first instance, the meeting will be postponed until Tuesday, April 5, 2022, at the same place (web portal) and time.

The Board has established that those shareholders who are officially registered as shareholders of Credicorp as of Friday, February 11, 2022 (‘Record Date’) will be entitled to attend and vote in the above-mentioned meeting.

2.	The Agenda defined for such Annual General Meeting of Shareholders will address the following matters:

•	Presentation by the Chairman of the Board of the Annual and Sustainability Report of Credicorp for the financial year ended December 31, 2021
•	Presentation by the Chairman of the Board of the Sustainability Strategy of Credicorp
•
Presentation by the Chairman of the Board of the audited consolidated financial statements of Credicorp and its subsidiaries for the financial year ended December 31, 2021, including the report of the external auditors of Credicorp thereon

•
Appointment of the external auditors of Credicorp to perform such services for the 2022 financial year and delegation of the power to set and approve fees for such audit services to the Board of Directors (for further delegation to the Audit Committee thereof.)

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2022

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative